AGREEMENT RELATING TO ACQUISITIONS

This AGREEMENT RELATING TO ACQUISITIONS (“Agreement”) is entered into this 7th day of December, 2005 by and between MarineMax, Inc., a Delaware corporation (“MarineMax”); and the Sea Ray Division of Brunswick Corporation, a Delaware corporation (“Sea Ray”).

RECITALS

WHEREAS, MarineMax sells and services various boats manufactured by Sea Ray;

WHEREAS, Sea Ray and MarineMax have entered into a Sales and Service Agreement dated December 7, 2005 (“Dealer Agreement”);

WHEREAS, MarineMax desires to grow both internally and through acquisitions of other Sea Ray dealers (“Acquisitions”);

WHEREAS, Brunswick Corporation (“Brunswick”) and MarineMax entered into an Agreement Relating to Acquisitions dated April 28, 1998 (“Acquisition Agreement”);

WHEREAS, it is the intent of the parties to provide a process for the continued growth of MarineMax;

WHEREAS, the parties desire to terminate the Acquisition Agreement and replace it with this Agreement based upon the terms and conditions herein.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants and agreements herein contained, the parties hereto agree as follows:

1. The parties agree to terminate the Acquisition Agreement dated April 28, 1998 upon the execution of this Agreement.

2. Subject to the procedures set forth below, Acquisitions of Sea Ray dealers shall be mutually agreed upon by Sea Ray and MarineMax. In considering Acquisitions, reasonable efforts will be made to include a balance of dealers that are successful and those that are not. In presenting possible Acquisitions to Sea Ray, MarineMax shall follow the procedures outlined herein. All approvals for Acquisitions shall require the prior written consent of Sea Ray. Sea Ray will not unreasonably withhold consent to a proposed Acquisition of a Sea Ray dealer by MarineMax subject to the conditions set forth herein.

3. Sea Ray will not be asked to review a Sea Ray dealer candidate for Acquisition (a “Candidate”) unless and until such Candidate has agreed to Sea Ray being informed of such possible Acquisition.

4. The Candidate, MarineMax or a wholly-owned subsidiary of MarineMax, as applicable, will agree to enter into the MarineMax Dealer Agreement.

5. In reviewing possible Candidates for acquisitions, Sea Ray will consider certain factors, including but not limited to the following.

a. MarineMax shall submit a business plan for the Candidate which shall include the following information:

(i) Candidate financial statements

(ii) 5 year pro-forma

(iii) Marketing and advertising plans

(iv) Service capabilities

(v) Management/staff.

(vi) Overall information on MarineMax’s plans as to the sale and distribution of other brands.

b. The ability of the Candidate location to achieve Master Dealer or other applicable certification status within two (2) years of the acquisition.

c. The ability of the Candidate location to achieve within a reasonable period of time the defined performance metrics as designated by Sea Ray’s dealer programs or as part of the certification program which are applicable to all Sea Ray dealers located in the United States.

d. A comparison of the previous Sea Ray dealer acquisitions by MarineMax indicating MarineMax’s success with the previous acquisitions in meeting the parameters outlined in Paragraphs 5(a)-(c) of this Agreement for considering new Acquisitions.

e. A determination by Sea Ray in good faith as to whether the proposed Acquisition is in the best interest of Sea Ray based upon the dedication and focus of MarineMax’s resources for the Sea Ray brand. In addition, Sea Ray may make a determination based on other factors related to Sea Ray’s strategic and operational goals or market conditions to meet the objectives of this Agreement.

f. Any adverse effects the approval of the proposed Acquisition would have on the resulting territory configuration and adjacent or other dealer sales.

6. Sea Ray will not unreasonably withhold its consent to a proposed Acquisition of a Candidate; provided that in making its decision, a material concern with respect to any of the factors set forth above shall be deemed reasonable grounds to withhold consent. Sea Ray agrees that in making its determination, if it has a material concern which is likely to result in Sea Ray withholding consent, Sea Ray will immediately provide a written notice of such to MarineMax. Thereafter, the parties agree to discuss the material concerns raised by Sea Ray in an effort to determine in good faith if such material concerns can be resolved to allow Sea Ray’s consent to the proposed Acquisition. If such material concerns cannot be resolved, Sea Ray may withhold consent by providing written notice of such to MarineMax.

7. In addition to the above, any of the following circumstances shall be deemed to be reasonable grounds for Sea Ray to withhold consent.

a. The offer of the applicable Dealer Agreement or the resulting relationship is likely to implicate, violate or be contrary to any federal, state or local law, regulation, rule or order, including but not limited to dealer laws.

b. The Candidate or MarineMax does not submit the information and data reasonably requested by Sea Ray.

c. The approval or entering into of the applicable Dealer Agreement is likely to be contrary to or risk a breach or default of any contractual rights granted by Sea Ray or an affiliate to a third party upon a good faith determination by Sea Ray that such risk of breach or default exists and such matter cannot be resolved, or likely implicate, violate or be contrary to any federal, state or local law, regulation, rule or order, including but not limited to dealer laws.

d. Sea Ray is enjoined from the entering into of the applicable Dealer Agreement, or upon a good faith determination by Sea Ray is threatened with litigation or an administrative or other proceeding in which it is likely asserted that Sea Ray is prohibited by law, contract or otherwise from the entering into of such a Dealer Agreement.

e. The products listed on the applicable Dealer Agreement are no longer sold by Brunswick, including but not limited to instances where the assets or business related to such products has been sold or transferred to a nonaffiliated third party.

8. The purchase and sale agreement will include language that it is subject to the consent of Sea Ray, which shall be deemed given upon Sea Ray’s express written approval of the Acquisition, subject to the original information given to Sea Ray being accurate at the time of Acquisition.

9. Any approval given with respect to a Candidate shall terminate if the Acquisition is not completed within six months from the date that approval is given.

10. The term of this Agreement shall run concurrent with the term of the MarineMax Dealer Agreements unless terminated earlier as set forth herein.

11. This Agreement shall terminate immediately in the event a number of Dealer Agreements have been terminated by either party to the extent such terminations are detrimental to the relationship between Sea Ray and MarineMax. In addition, Sea Ray may, upon thirty (30) days written notice to MarineMax stating the reason therefore, terminate this Agreement upon MarineMax’s breach or default of this Agreement and provided the breach or default has not been cured during the thirty (30) day notification period. If any controversy arises with respect to the parties’ rights or obligations under this Agreement, such rights or obligations shall be enforceable by injunction, by a decree of specific performance or by a suit for damages – with notice to all parties. Such remedies shall be cumulative and non-exclusive and shall be in addition to any other remedy to which the parties may be entitled.

12. This Agreement contains the entire understanding between the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings, inducements and conditions, express or implied, oral or written, unless otherwise specified in this Agreement. This Agreement may be amended, modified or terminated at any time or times only by unanimous written agreement of the parties hereto.

13. This Agreement and all questions relating to its validity, interpretation, performance and enforcement, shall be governed by and construed in accordance with the laws of the state of Delaware, notwithstanding any Delaware or other conflict-of-laws rules to the contrary.

14. Any written notice given pursuant to this Agreement shall be either hand delivered (by courier or otherwise), or mailed, postage prepaid, by Registered or Certified Mail, return receipt requested, to the party identified below at the respective address listed below. Notice may also be given by fax if a copy is also mailed in the manner described herein. Such notice shall be deemed to be given upon first receipt. A change of address may be given by such notice.

a. If to MarineMax

Marine Max, Inc.

Attention: Mr. William H. McGill, Jr.

18167 US 19 North, Suite 300

Clearwater, Florida 33764

Tel: (727) 531-1700

Fax: (727) 531-0123

With a copy to:

Marine Max, Inc.

Attention: Legal Department

18167 US 19 North, Suite 300

Clearwater, Florida 33764

Tel: (727) 531-1700

Fax: (727) 531-0123

b.	If to Sea Ray:

Sea Ray Division of Brunswick Corporation

Attention: Cynthia Trudell

2600 Sea Ray Boulevard

Knoxville, Tennessee 37914

Tel: (865) 582-4184

Fax: (865) 971-6467

With a copy to:

Brunswick Boat Group Legal Department

Attention: H. Douglas Kitts

800 S. Gay Street, Suite 1700

Knoxville, Tennessee 37929

Tel: (865) 582-2200

Fax: (865) 582-2399

Any party may alter the address to which communications or copies are to be sent by giving notice of that change of address in conformity with the provisions of this section for the giving of notice.

15. Except to the extent set forth herein, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors, and assigns, except that no party may assign or transfer his, her, or its rights or obligations under this Agreement without the prior written consent of the other party hereto.

16. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party hereto whose signature appears hereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories.

17. The provisions of this Agreement are independent of and severable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason and other or others of them may be invalid or unenforceable in whole or in part. Further, if a court of competent jurisdiction determines that any provision of this Agreement is invalid or unenforceable as written, such court may interpret, construe, rewrite or revise such provision, to the fullest extent allowed by law, so as to make it valid and enforceable consistent with the intent of the parties hereto.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.

SEA RAY DIVISION OF BRUNSWICK CORPORATION		MARINEMAX, INC.

BY:	/s/Cynthia M. Trudell	BY:	/s/ Michael H. McLamb

	CYNTHIA M. TRUDELL GROUP PRESIDENT		MICHAEL H. McLAMB EXECUTIVE VICE PRESIDENT

Date:	December 7, 2005	Date:	December 7, 2005